SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated June 4, 2018

TRANSLATION

Buenos Aires, June 4, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Relevant Fact

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that regard, please be advised that in connection with the judicial file No.19,981/2016 “Oil Combustibles S.A. s/Quiebra”, by means of a resolution dated June 1, 2018, the intervening judge decided to grant YPF S.A. (“YPF”) and Destileria Argentina de Petroleo S.A. (“DAPSA”) the management of the company Oil Combustibles S.A. (“Oil”) in accordance with the terms of the offer presented by both companies, pursuant to which YPF and DAPSA will be entitled, -for a two month period-, to use the logistical assets (docks and fuel storage tanks located in the Oil River Terminal on the Paraná River), to exclusively and directly supply fuel to the entire network of Oil service stations by DAPSA, and both companies will have the right to match the best purchase offer made by a third party, whether for the whole or a part of Oil’s facilities, and for the exclusive supply of Oil’s commercial network as part of the liquidation process of Oil’s assets.

Yours faithfully,

Lorena Sánchez

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 6, 2018	By:	/s/ Lorena Sánchez
	Name:	Lorena Sánchez
	Title:	Market Relations Officer